MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

September 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mega Matrix Inc. Withdraw of Request For Acceleration Registration Statement on Form F-3 (No. 333-290026)

Ladies and Gentlemen:

Mega Matrix, Inc. hereby withdraws its request for acceleration dated September 12, 2025, with respect to its Registration Statement on Form F-3 (File No. 333-290026).

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
Mega Matrix Inc.

By:	/s/ Carol Wang
Name:	Carol Wang,
Title:	Chief Financial Officer